

Mail Stop 3561

August 24, 2017

Damián Scokin
Chief Executive Officer
Despegar.com, Corp.
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

> **Re:** **Despegar.com, Corp.**
> **Registration Statement on Form F-1**
> **Filed August 15, 2017**
> **File No. 333-219973**

Dear Mr. Scokin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. The legal opinion appears to be rendered in connection with the proposed offering and sale by the Company of its ordinary shares, including those covered by the underwriter's over-allotment option. Please revise the opinion to include the shares that will be offered by the selling shareholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristen Shifflett at 202-551-3381 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3611with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure